07069483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive
Offices of Employer-Issuer)

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2006 AND 2005

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2006 AND 2005

Contents	**Page**

*Note: Other schedules required by Section 2520-103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees:

We have audited the accompanying statements of net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees as of December 31, 2006 and 2005, and the changes in net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams Ltd.

Milwaukee, Wisconsin
June 26, 2007

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2006	**2005**
Assets		
Investments		
Investment in Master Trust	$ 140,829,371	$ 114,036,621
Participant loans	4,632,376	4,238,580
	145,461,747	118,275,201
Receivables		
Employer contributions	74,461	68,818
Participant contributions	200,992	173,530
	275,453	242,348
Net assets available for benefits	$ 145,737,200	$ 118,517,549

See notes to financial statements.

JOHNSON CONTROL IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year Ended December 31, 2006
Additions		
Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments	$	9,106,740
Other investment income		7,466,741
		16,573,481
Contributions		
Participants		13,309,674
Employer		4,762,735
		18,072,409
Total additions		34,645,890
Deductions		
Deductions from net assets attributed to:		
Distributions and withdrawals		8,637,982
Administrative expenses		35,812
Total deductions		8,673,794
Transfers from other plans, net		1,247,555
Net increase		27,219,651
Net assets available for benefits, beginning of year		118,517,549
Net assets available for benefits, end of year	$	145,737,200

See notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective January 1, 2000 for participation by eligible employees of Integrated Facilities Management, a division of Johnson Controls, Inc. (the "Company"). The Plan provides retirement savings benefits to participants within five benefit schedules based on their respective eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation and ten percent (10%) of their after-tax annual compensation as contributions to the Plan. The employer makes contributions to the Plan on behalf of the participants as determined by their benefit schedule. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings / (losses) thereon. Employer contributions vest in accordance with vesting requirements specified within each benefit schedule.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company and its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $27,885,290 and $24,301,082 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2006 and 2005, respectively, but who have not yet received distributions as of that date.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

SAVINGS AND INVESTMENT MASTER TRUST

All of the investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity Management Trust Company. All investments of the Master Trust, except the investments in the Johnson Controls Common Stock Fund, U.S. Equity Index Commingled Pool and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund and U.S. Equity Index Commingled Pool reflects a unit value computed daily based on the share price, dividend information and the value of the fund's short-term investments. The guaranteed investment contracts within the Fixed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAVINGS AND INVESTMENT MASTER TRUST (continued)

At December 31, 2006 and 2005, the Plan held 206,848 and 189,618 units, respectively, of the JCI Common Stock Fund at a unit value of $179.04 and $152.38, respectively and as of the same dates, 343,110 and 367,180 units respectively of the U.S. Equity Index Commingled Pool at a unit value of $45.41 and $39.24 respectively.

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented in Note 8.

The Plan holds an interest of approximately 5% of the Master Trust's assets at December 31, 2006 and 2005.

At December 31, 2006 and 2005, participant forfeitures of non-vested employer contributions of $39,451 and $16,298 respectively related to the Plan, were in the Master Trust.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits:

	December 31, 2006	December 31, 2005
Investments at fair value as determined by quoted market price:		
Fidelity Puritan, 558,145 and 498,348 shares, respectively	$ 11,146,154	$ 9,334,056
Fidelity Growth and Income, 455,416 and 382,524 shares, respectively	14,186,214	13,158,839
Fidelity Retirement Government Money Market, 9,764,585 and 8,871,423 shares, respectively	9,764,585	8,871,423
Vanguard Primecap Fund, 125,242 and 107,500 shares, respectively	8,961,034	7,020,796
Investments at estimated fair value:		
Fidelity U.S. Equity Index Commingled Pool, 343,110 and 367,180 units, respectively	15,580,637	14,408,138
Johnson Controls Common Stock Fund, 206,848 and 189,618 units, respectively	37,034,058	28,894,010
Investments at contract value:		
Fidelity Fixed Income Fund, 9,547,011 and 7,784,625 units, respectively	9,547,011	7,784,625

NOTE 3 – INVESTMENTS (continued)

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	1,604,398
Investments at estimated fair value:		
Common Stock Fund		5,345,312
Commingled Pool		2,157,030
		7,502,342
Net increase in fair value	$	9,106,740

NOTE 4 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 20, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7– RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2006 and 2005 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2006 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31, 2006	December 31, 2005
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,210,415,548	$ 811,463,260
Investments at estimated fair value:		
Common Stock Fund	1,018,962,057	971,305,041
Commingled Pool	283,875,971	239,206,060
	1,302,838,028	1,210,511,101
Investments at contract value:		
Investment Contracts	388,740,779	292,337,073
Participant Loans	78,463,477	70,509,453
	467,204,256	362,846,526
Total Assets	$ 2,980,457,832	$ 2,384,820,887

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2006
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ 24,629,220
Common Stock Fund	163,751,162
Commingled Pool	38,905,080
	227,285,462
Contributions	
Participants	122,901,375
Employer	44,997,790
	167,899,165
Interest and dividend income	134,464,791
Total additions	529,649,418
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	264,201,929
Administrative fees	634,308
Total deductions	264,836,237
Net increase prior to transfers from other plans	264,813,181
Transfers from other plans, net	330,823,764
Net increase	595,636,945
Net assets available for benefits:	
Beginning of the year	2,384,820,887
End of the year	$ 2,980,457,832

SUPPLEMENTAL SCHEDULE

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #025, EIN: 59-1575859
DECEMBER 31, 2006**

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Puritan Fund	558,145 shares	$ 11,146,154
Growth & Income Portfolio	455,416 shares	14,186,214
Overseas Fund	141,353 shares	6,332,627
Low-Priced Stock Fund	54,831 shares	2,387,363
Retirement Government Money Market	9,764,585 shares	9,764,585
Short-Intermediate Government Fund	179,568 shares	1,702,302
Freedom Income	6,472 shares	74,691
Freedom 2000	6,912 shares	86,124
Freedom 2005	68,884 shares	799,739
Freedom 2010	87,713 shares	1,282,358
Freedom 2015	186,127 shares	2,270,748
Freedom 2020	186,792 shares	2,900,887
Freedom 2025	206,514 shares	2,637,183
Freedom 2030	76,928 shares	1,233,159
Freedom 2035	73,095 shares	964,126
Freedom 2040	60,187 shares	570,569
Fixed Income	9,547,011 shares	9,547,011
U.S. Equity Index Commingled Pool	343,110 units	15,580,637
AIM Small Cap Growth Fund	44,182 shares	1,325,889
Artisan Mid Cap Growth Fund	76,479 shares	2,329,564
Vanguard Primecap Fund	125,242 shares	8,961,034
JP Morgan Mid Cap Value Fund	223,324 shares	5,835,444
Wells Fargo Small Company Value	118,716 shares	1,876,905
*Johnson Controls Common Stock Fund	206,848 units	37,034,058
Investments		140,829,371
*Participant Loans (1)		4,632,376
Total investments		$ 145,461,747

(1) There were 805 outstanding loans to participants at December 31, 2006, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 4.0% and 8.25%.

* Indicates party-in-interest.

**JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/
COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES
SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/

COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 26, 2007

JOHNSON CONTROLS IFM RETIREMENT SAVINGS PLAN/ COMMERCIAL NORTH AMERICA ACCOUNT LEVEL EMPLOYEES INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

The Plan Administrator of the
Johnson Controls IFM Retirement
Savings Plan/Commercial North
America Account Level Employees:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated June 26, 2007, relating to the statements of net assets available for benefits of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees, as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K of Johnson Controls IFM Retirement Savings Plan/Commercial North America Account Level Employees.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 26, 2007

END